Exhibit 1

FOR IMMEDIATE RELEASE	28 October 2011

WPP

QUARTERLY TRADING UPDATE

THIRD QUARTER REPORTED REVENUES UP 9%

THIRD QUARTER LIKE-FOR-LIKE REVENUES UP ALMOST 5% AND GROSS MARGIN

UP 5.5%

REPORTED REVENUES UP OVER 7% IN FIRST NINE MONTHS

LIKE-FOR-LIKE REVENUES UP 5.6% AND GROSS MARGIN UP 6.4% IN

FIRST NINE MONTHS

OPERATING MARGIN FORECAST UP OVER PREVIOUS TARGET OF A

70 BASIS POINT IMPROVEMENT OVER LAST YEAR

Revenue Growth – Third Quarter

In the third quarter, as shown in the appendices, reported revenues rose by 9.0% to £2.457 billion, by 13.1% in US dollars to $3.951 billion and up 3.6% in Euros to €2.801 billion. Revenues, in constant currencies, were up 8.5%, chiefly reflecting the comparative weakness of the pound sterling. Excluding the impact of acquisitions and currency fluctuations, like-for-like revenues were up 4.7%, less than the 6.7% achieved in the first quarter and 5.6% achieved in the second quarter, but against more difficult comparatives, with the third quarter like-for-like growth for the same period last year at 7.5%. On the same basis, gross margin, which is a better indicator of top line growth and measure against costs, was up 5.5%, in the third quarter. Over the last two years, there has been a sequential improvement in the combined like-for-like revenue growth of 6.7% in the first quarter, 10.3% in the second and 12.2% in the third.

As shown in appendix 1, on a constant currency basis, the geographic pattern of revenue growth chiefly reflected strengthening in the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe and an anticipated slowing in the United States. United States third quarter revenues were up 4.6%, on a constant currency basis, compared with 6.1% in quarter two. The United Kingdom improved significantly in the third quarter, with constant currency revenues up 8.9% compared with 6.6% in the second quarter and 7.7% in the first. Western Continental Europe, although the slowest growth region, showed an improvement in the quarter, with revenues up 7.6% compared to 5.9% in quarter two and 2.2% in quarter one, with some of this being driven by acquisitions. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe also showed an improvement in the third quarter with revenues up 12.4%, similar to quarter one growth of 12.6%, but above quarter two growth of 11.5%. Within this region there was some improvement in the Middle East, with growth in the quarter, although there is still considerable and, if anything, increased uncertainty. Again within this region, all markets in Asia, with the exception of Japan,

WPP/Page 2

showed double digit revenue growth, with Mainland China up 26.6%, India up 10.4% and Singapore, one of the Group’s largest markets in the region, up 11.9%. Revenues in the BRICs were up 19%, with the Next 11 up almost 15%. The CIVETS were up over 29%. The new G8, highlighted by Jim O’Neill, Chairman of Goldman Sachs Asset Management, was up almost 18%.

By communications services sector, the pattern of revenue growth strengthened across all service sectors, compared with the second quarter, except consumer insight, within which custom research remains the drag, particularly in mature markets. On a constant currency basis, advertising and media investment management revenues grew by 12.5%, compared with 11.4% in the second quarter, with advertising up almost 7% and media investment management up 21%. The Group’s public relations and public affairs businesses were up 7.4%, compared with 6.0% in the second quarter, with improvement in almost all brands. The Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) grew by 10.5%, above the second quarter growth of 9.1% and 7.9% in quarter one. This improvement was driven largely by our uniquely global direct, digital and interactive businesses, amongst others comprising OgilvyOne Worldwide, OgilvyAction, VML, G2, Possible Worldwide and Wunderman. Our digital progress was highlighted at our Investor Day on 18 October, which can be seen on our website, wppinvestor.com. Consumer insight revenues grew the slowest, up 0.7%, with gross margin, which again is a better measure of performance and cost comparison, up 1.7%.

Revenue Growth – Nine Months

In the first nine months of 2011, reported revenues were up 7.1% at £7.170 billion, up 12.9% in US dollars to $11.573 billion and up 5.2% in Euros to €8.225 billion. In constant currencies, revenues were up 8.2%, chiefly reflecting the weakness of the pound sterling against most major currencies. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 5.6% and the more relevant gross margin up 6.4%.

As shown in appendix 2, on a constant currency basis, the pattern of revenue growth by region varied in the first nine months, although all regions, except the United States, strengthened in the third quarter. Although the United States softened in the third quarter up 4.6%, constant currency revenues were up 6.6% year-to-date. The United Kingdom improved significantly, with revenues up 8.9% in the third quarter and 7.7% year-to-date, and with gross margin up 10.4%. Western Continental Europe, although relatively more difficult, showed a marked improvement, with revenues up 7.6% in the third quarter and 5.3% year-to-date, although, again, this was partly the result of acquisitions. Austria, Belgium, Germany and Switzerland all showed double digit growth in the third quarter, but France and particularly, Greece, Portugal and Spain remained affected by the Eurozone debt crisis. Revenues in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe were up 12.4% in the third quarter and 12.2% year-to-date, driven by particularly strong growth in South East Asia and Africa.

In the first nine months of 2011, 29% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, a further increase of almost one percentage point, compared with the first half of this year and 1.5 percentage points over the first nine months of 2010 and against the Group’s strategic objective of 35-40% in the next three to four years.

WPP/Page 3

By communications services sector, although again the pattern of growth varied, constant currency revenues strengthened across all sectors, with the exception of consumer insight. The rate of growth of the Group’s advertising and media investment management, public relations and public affairs and branding and identity, healthcare and specialist communications (including direct, digital and interactive) sectors increased by over 100 basis points or over 1% in the third quarter compared with quarter two. On a constant currency basis, advertising and media investment management showed the strongest growth, with third quarter revenues up 12.5%, compared with 11.4% in quarter two and 12.2% year-to-date. Public relations and public affairs was up 7.4% in quarter three compared with 6.0% in quarter two and 6.4% year-to-date. Branding and identity, healthcare and specialist communications (including direct, digital and interactive) was up 10.5% in quarter three compared with 9.1% in quarter two and 9.2% year-to-date. The Group’s consumer insight businesses were up 0.7% in the third quarter with gross margin up 1.7%. Double digit growth in the faster growing markets of Asia, Latin America, Africa and the Middle East and Central and Eastern Europe was offset by poorer growth in the mature markets of North America, the United Kingdom and Western Continental Europe. Year-to-date, revenue was up 2.0%, with gross margin up 2.5%.

Digital and interactive revenues accounted for almost 29% of total revenues, up 0.7 percentage points against last year and also against the Group’s objective of 35-40% in three to four years.

Additional information is provided in appendices 3 to 6, showing the third quarter and nine months revenue and revenue growth in reportable US dollars and Euros, to allow for better comparison with a number of our competitors, who report in these currencies.

New Business

Net new business billings of £1.430 billion ($2.289 billion) were won during the third quarter, well up on the same quarter last year. Net new business billings won in the first nine months of 2011 were £2.631 billion ($4.211 billion) and similar to the same period last year. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients and ranking towards the top in the three new business league tables, reflecting relative competitive strength.

Current Trading

At the half year, headline operating margins improved 0.7 margin points to 11.0% compared with 10.3% in the first half of 2010. Operating margins, before short and long-term incentives and the cost of share-based incentives, were 13.9%, up 0.8 margin points compared with 13.1% last year. Operating margins, both before and after incentives, also improved over last year in the third quarter, despite significantly tougher comparatives. As a result, our full year operating margin should improve beyond the 70 basis points or 0.7 margin points achieved in the first half and in comparison to the budgeted operating profit margin improvement of 0.5 margin points. This is reflected in the Groups third quarter revised forecast.

Headcount, as also reflected in the Group’s first-half results, has grown during 2011, reflecting net hiring, particularly in the United Kingdom and the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. On a like-for-like basis, the number of people in the Group (excluding associates) at 30 September was 112,574, compared with 108,452 at 31 December 2010, an increase of

WPP/Page 4

3.8%. On the same basis, average headcount in the first nine months was 108,813, compared with 103,988 in the first nine months of last year, an increase of 4.6%. Like-for-like revenues in the first nine months were up 5.6%, with gross margin, a better source of cost comparison, up 6.4%.

The first nine months of 2011 have continued the improvement in like-for-like revenue growth seen in the first half, despite even tougher comparatives. Although there has been some slowdown in the growth rate in the United States, this has been largely counter-balanced, by faster growth in the United Kingdom, Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe.

To date, we have seen little, if any impact of six global risks - feared Euro contagion, lack of attention to the US deficit, rising commodity prices, the impact of the tragic events in Japan, uncertainties caused by the Arab Spring and finally the possibility of the withdrawal of the post-Lehman fiscal and monetary stimulus - on client spending, although there was some geographic impact on Ireland, Portugal, Spain, Greece, Japan and the Middle East. However, the continuous macro economic gloom and despair in the media and elsewhere must have some impact on both corporate and consumer confidence. As a result, the marginal hire or investment by uncertain CEOs and Boards and marginal purchase of a car or house or holiday or domestic appliance by worried consumers must be affected.

Balance Sheet and Cash Flow

Average net debt in the first nine months of 2011 was £2.737 billion, compared to £3.069 billion in the comparable period last year, at 2011 average exchange rates, a decrease of £332 million or $531 million. Net debt at 30 September 2011 was £3.046 billion, against £2.923 billion at the same time last year, at 2011 average exchange rates, an increase of £123 million, reflecting an increase in acquisition activity and share buy-backs in the latter part of the first nine months of 2011. The Board continues to examine ways of deploying its EBITDA, (of over £1.5 billion or over $2.4 billion for the preceding twelve months) and substantial free cash flow (of over £950 million or approximately $1.5 billion per annum, also for the previous twelve months), to enhance share owner value.

As mentioned in the Group’s 2010 Preliminary Results Announcement, the average net debt to headline EBITDA ratio at 31 December 2010 had improved to 2.1 times, a year ahead of the schedule outlined at the time of the TNS acquisition in October 2008. Based on the 12 months to 30 June 2011, the average net debt to headline EBITDA fell further to 1.8 times and for the 12 months to 30 September 2011, it has fallen below 1.8 times.

There is still a significant pipeline of reasonably priced small and medium sized potential acquisitions, with the possible exception of digital acquisitions in the USA which remain over-priced and Brazil, where the market appears to be over bought. As a result, deals done continue to be of small and medium sized companies, focused on new markets, new media and consumer insight and will not be limited to £100 million per annum as before, but will more likely total around £400 million this year. We will continue to seize opportunities in line with our strategy. In the first nine months of 2011, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in the United States, France, Germany, the Netherlands, Bahrain, South Africa, Brazil, China, India and Korea; in consumer insight in the United States, Ireland, Germany, Russia,

WPP/Page 5

Lithuania and Kenya; in public relations in the United Kingdom; in direct, digital and interactive in the United States, the United Kingdom, Austria, Brazil, China, the Philippines and Singapore and in specialist communications in the United States.

Following the strong first-half results your Board raised the dividend by 25%, around 5 percentage points faster than the growth in diluted headline earnings per share, a payout ratio in the first half of 33%. As indicated in the AGM statement in June 2011, the dividend payout ratio will be increased over time to approximately 40% from the 2010 rate of 31% and an increase of 500 basis points or 5% above the growth rate of diluted headline earnings per share, will be targeted until that objective is reached.

Share buy-backs will continue to be focussed on absorbing any share dilution from issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, which we believe we have seen particularly in the last few months. During the first nine months of 2011, 22.7 million shares, or 1.8% of the issued share capital, were purchased at a cost of £160.9 million and an average price of £7.10 per share.

Future Prospects

The parent company will be reviewing the operating companies third quarter revised forecasts in New York over the next two weeks. The preliminary, unreviewed figures show full year like-for-like revenue growth of 5.0% and gross margin growth of 5.7%. Although this implies a reduction in the top line growth rate in the fourth quarter, the two year revenue and gross margin growth remains strong in line with the rest of the first three quarters and, even more importantly, operating margins show continuous improvement in the fourth quarter, beyond the first half achieved improvement of 0.7 margin points. This augurs well for enhanced profitability, despite more difficult economic headwinds and industry comparatives.

Although it is too early to compile or estimate budgets for next year, despite current uncertainties, the prospects do not look dire, particularly given the record high levels of variable costs in the Company’s structure. Even though recent global GDP forecasts have been reduced by pundits like Goldman Sachs to 3.5% and may be reduced further by the end of the year to say around 3.0%, the World is growing at different speeds - the BRICs and next 11 or the CIVETS or Jim O’Neill’s new G8 the fastest; the USA and Germany next; the UK, France, Italy and Spain next; and Japan the slowest, although recent restructuring investments have raised the short-term GDP growth rate. Advertising as a proportion of GDP remains at depressed levels in mature markets post-Lehman and the faster growth markets remain under-branded and under-advertised. Nervous, risk averse clients, not only continue to invest in brand rather than in additional capacity in slow growth, predominantly Western markets, but also invest in brand behind new capacity in faster growth markets - a positive double whammy for our industry, even if some clients mistakenly believe, in our subjective view, that advertising should be a variable cost and not a fixed investment. Advertising expenditure for 2012 should be further buttressed by the promising London Olympics, the European Football Championships and the United States Presidential Election, all of which should add another 1% or so to spending levels, as usual in a maxi-quadrennial year and take industry expansion into 4% territory. We remain of the view that 2012 will not be the really challenging year. It is likely that European politicians will just about muddle through the current Eurozone crisis. The rubber is really likely to meet the road, however, after the US Presidential Election in late 2012 and into 2013, when a newly elected American

WPP/Page 6

President will finally have to deal with the US deficit. We remain attracted to the “LUV” analogy, with an increasing emphasis on the “L” indicating the long slog in Western markets, in particular.

Future Objectives

In these uncertain times, the Group continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15% per annum; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue or gross margin growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging stronger creative standards and co-operation among Group companies. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe (including the BRICs and Next 11), revenues and digital revenues are both now approximately 30% each of our total revenues, which this year will be approaching $16 billion. We have now increased our previous targets of one-third of revenues coming from these geographic and services sectors to 35 to 40%. Given these industry trends, our strategic focus is now centred, not only on strategic planning, creative execution and distribution, but on the application of technology and analysis of data, to the benefit of our clients and people. This strategy should stand us in good stead in an increasingly challenging economic environment.

For further information:

Sir Martin Sorrell	)
Paul Richardson	)	+ 44 207-408-2204
Feona McEwan	)
Fran Butera		+ 1 212-632-2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

WPP/Page 7

Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2011

	Revenue	Revenue	Revenue	Constant	Like-for-like	Like-for-like
	2011	2010	Growth	Currency	Growth²	GM Growth²
Region	£m	£m	Reported	Growth¹
			11/10	11/10	11/10	11/10
			%	%	%	%

North America	837.4	819.5	2.2	5.6	1.7	2.7

United Kingdom	285.6	262.3	8.9	8.9	6.7	10.0

Western Continental Europe	587.7	519.5	13.1	7.6	1.3	2.1

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	746.0	651.7	14.5	12.4	10.5	10.1
Total Group	2,456.7	2,253.0	9.0	8.5	4.7	5.5

Communications	Revenue	Revenue	Revenue	Constant	Like-for-like	Like-for-like
Services	2011	2010	Growth	Currency	Growth²	GM Growth²
Sector	£m	£m	Reported	Growth¹
			11/10	11/10	11/10	11/10
			%	%	%	%

Advertising & Media Investment Management	1,010.1	890.6	13.4	12.5	6.3	6.6

Consumer Insight	593.2	581.9	1.9	0.7	-0.2	1.2

Public Relations & Public Affairs	222.6	207.7	7.2	7.4	5.6	6.1

Branding & Identity, Healthcare and Specialist Communications	630.8	572.8	10.1	10.5	6.8	6.8
Total Group	2,456.7	2,253.0	9.0	8.5	4.7	5.5

1Constant currency revenue growth excludes the effect of currency movements.

2Like-for-like growth excludes the impact of currency movements and the impact of acquisitions.

WPP/Page 8

Appendix 2: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2011

	Revenue	Revenue	Revenue	Constant	Like-for-like	Like-for-like
	2011	2010	Growth	Currency	Growth²	GM Growth²
Region	£m	£m	Reported	Growth¹
			11/10	11/10	11/10	11/10
			%	%	%	%

North America	2,482.7	2,427.8	2.3	7.4	4.1	5.0

United Kingdom	845.8	785.4	7.7	7.7	5.7	9.2

Western Continental Europe	1,762.6	1,640.4	7.4	5.3	2.4	2.7

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,078.5	1,840.3	12.9	12.2	10.5	10.1
Total Group	7,169.6	6,693.9	7.1	8.2	5.6	6.4

Communications	Revenue	Revenue	Revenue	Constant	Like-for-like	Like-for-like
Services	2011	2010	Growth	Currency	Growth²	GM Growth²
Sector	£m	£m	Reported	Growth¹
			11/10	11/10	11/10	11/10
			%	%	%	%

Advertising & Media Investment Management	2,937.2	2,636.7	11.4	12.2	7.5	7.7

Consumer Insight	1,770.5	1,744.4	1.5	2.0	1.4	2.6

Public Relations & Public Affairs	651.9	624.7	4.4	6.4	5.2	5.4

Branding & Identity, Healthcare and Specialist Communications	1,810.0	1,688.1	7.2	9.2	7.2	7.4
Total Group	7,169.6	6,693.9	7.1	8.2	5.6	6.4

1Constant currency revenue growth excludes the effect of currency movements.

2Like-for-like growth excludes the impact of currency movements and the impact of acquisitions.

WPP/Page 9

Appendix 3: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 30 September 2011

	Revenue	Revenue	Revenue
	2011	2010	Growth
Region	$m	$m	Reported
			11/10
			%

North America	1,347.0	1,270.8	6.0

United Kingdom	459.3	407.0	12.9

Western Continental Europe	944.7	805.6	17.3

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,200.4	1,010.9	18.7
Total Group	3,951.4	3,494.3	13.1

Communications	Revenue	Revenue	Revenue
Services	2011	2010	Growth
Sector	$m	$m	Reported
			11/10
			%

Advertising & Media Investment Management	1,624.5	1,381.3	17.6

Consumer Insight	954.0	902.3	5.7

Public Relations & Public Affairs	358.1	322.2	11.1

Branding & Identity, Healthcare and Specialist Communications	1,014.8	888.5	14.2
Total Group	3,951.4	3,494.3	13.1

WPP/Page 10

Appendix 4: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

9 months ended 30 September 2011

	Revenue	Revenue	Revenue
	2011	2010	Growth
Region	$m	$m	Reported
			11/10
			%

North America	4,006.7	3,718.4	7.8

United Kingdom	1,365.1	1,203.8	13.4

Western Continental Europe	2,845.5	2,511.2	13.3

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,355.7	2,817.5	19.1
Total Group	11,573.0	10,250.9	12.9

Communications	Revenue	Revenue	Revenue
Services	2011	2010	Growth
Sector	$m	$m	Reported
			11/10
			%

Advertising & Media Investment Management	4,741.2	4,036.6	17.5

Consumer Insight	2,858.1	2,670.6	7.0

Public Relations & Public Affairs	1,052.3	957.2	9.9

Branding & Identity, Healthcare and Specialist Communications	2,921.4	2,586.5	12.9
Total Group	11,573.0	10,250.9	12.9

WPP/Page 11

Appendix 5: Revenue and revenue growth by region and communications services sector in Reportable Euros

3 months ended 30 September 2011

	Revenue	Revenue	Revenue
	2011	2010	Growth
Region	€m	€m	Reported
			11/10
			%

North America	954.5	984.4	-3.0

United Kingdom	325.6	314.5	3.5

Western Continental Europe	670.1	621.3	7.9

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	850.4	781.8	8.8
Total Group	2,800.6	2,702.0	3.6

Communications	Revenue	Revenue	Revenue
Services	2011	2010	Growth
Sector	€m	€m	Reported
			11/10
			%

Advertising & Media Investment Management	1,151.4	1,068.0	7.8

Consumer Insight	676.3	697.7	-3.1

Public Relations & Public Affairs	253.7	249.2	1.8

Branding & Identity, Healthcare and Specialist Communications	719.2	687.1	4.7
Total Group	2,800.6	2,702.0	3.6

WPP/Page 12

Appendix 6: Revenue and revenue growth by region and communications services sector in Reportable Euros

9 months ended 30 September 2011

	Revenue	Revenue	Revenue
	2011	2010	Growth
Region	€m	€m	Reported
			11/10
			%

North America	2,849.6	2,838.2	0.4

United Kingdom	970.6	916.5	5.9

Western Continental Europe	2,021.2	1,910.9	5.8

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,383.2	2,151.9	10.7
Total Group	8,224.6	7,817.5	5.2

Communications	Revenue	Revenue	Revenue
Services	2011	2010	Growth
Sector	€m	€m	Reported
			11/10
			%

Advertising & Media Investment Management	3,368.8	3,079.8	9.4

Consumer Insight	2,031.1	2,037.1	-0.3

Public Relations & Public Affairs	748.1	729.2	2.6

Branding & Identity, Healthcare and Specialist Communications	2,076.6	1,971.4	5.3
Total Group	8,224.6	7,817.5	5.2